UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012.

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, April 26, 2012

Mr. Fernando Coloma Correa

Commissioner

Securities and Insurance Commission

Avenida Libertador Bernardo O’Higgins 1449

By Messenger

Re:	Disclosure of Dividend approved by Regular Shareholders Meeting of Lan Airlines S.A.

Dear Commissioner:

As provided in Articles 9 and 10 of Securities Market Law 18045 and in General Rule #30 of the Commission of 1989, please be advised that at a Regular Shareholders Meeting of Lan Airlines S.A. (LAN) held April 26, 2012, LAN’s shareholders approved payment of the final dividend proposed by the Board at its meeting held April 24, 2012, consisting of the distribution of 50% of the 2011 fiscal year profits, equal to US$160,098,330.74.

The two interim dividends #44 and #45 will be imputed toward this dividend, which, combined, amount to US$141,635,532.96 and were disclosed and paid previously by LAN. Consequently, US$18,461,735.07 will be effectively distributed, equal to US$0.05414 per share, payable starting May 17, 2012. All shareholders who are shareholders on the fifth business day prior to that date will be entitled to this dividend.

In compliance with Circular #660 of 1986, enclosed please find Appendix 1 that describes this dividend in detail.

Very sincerely yours,

Alejandro de la Fuente Goic

Chief Financial Officer

Lan Airlines S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2012

LAN AIRLINES S.A.

By:	/s/ Alejandro de la Fuente
	Name:	Alejandro de la Fuente
	Title:	Chief Financial Officer